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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

TRIBUNE COMPANY
(Name of Issuer)
Common Stock (Par Value $.01)
(Title of Class of Securities)
896047 10 7
(CUSIP Number)
Thomas E. Chomicz, Esq.
Quarles & Brady LLP
500 West Madison Street, Suite 3700
Chicago, Illinois 60661
(312) 715-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896047 10 7	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Robert R. McCormick Tribune Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-3689171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		28,023,788

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,023,788

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,023,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D

AMENDMENT NO. 14 TO SCHEDULE 13D
This Amendment No. 14 to the Schedule 13D originally filed with the Securities and Exchange Commission by the Robert R. McCormick Tribune Foundation (the “Foundation”) on November 20, 1990, is being filed to report the tender by the Foundation of its shares of Tribune Company (the “Issuer”) common stock (the “Issuer Common Stock”) in the tender offer made by the Issuer on April 25, 2007 and expiring on May 24, 2007 (the “Tender Offer”). The Tender Offer is part of a plan of reorganization under which the anticipated final result is for the Tribune Employee Stock Ownership Plan (the “ESOP”) to acquire entire equity ownership of the Issuer (the “Privatization Plan”).
Item 4. Purpose of Transaction
The Foundation continues to evaluate the Issuer’s financial conditions, operations and prospects, course of future developments, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation’s financial condition, operations and long- and short-term financial needs to carry out its exempt purposes as an Illinois not-for-profit corporation.
The Foundation’s Board of Directors (the “Foundation Board”) previously disclosed that it had established an advisory committee (the “Advisory Committee”) consisting of the two directors who are not employed by the Issuer to analyze and evaluate the course of action that the Foundation should take with respect to its shares of Issuer Common Stock. The Advisory Committee engaged the Blackstone Advisory Services L.P. (the “Blackstone Group”) as its financial advisor to assist in analyzing and evaluating the course of action that the Foundation should take with respect to its shares of the Issuer Common stock, including the prudence of the Foundation’s participation in the Tender Offer and Privatization Plan.
After evaluating the risks and benefits of the Privatization Plan, and based upon the guidance and recommendations of the Blackstone Group and legal counsel, the Advisory Committee and the Foundation Board have decided to tender into the Tender Offer all of the shares held by the Foundation.
Tribune published the Tender Offer as part of the Privatization Plan, under which Tribune is offering to purchase up to 126,000,000 shares of the Issuer Common Stock at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms described in the Offer to Purchase and related Letter of Transmittal. The 126,000,000 shares represent approximately 52% of the outstanding shares of the Issuer Common Stock. The Tender Offer is made in connection with the planned merger (the “Merger”) as set forth in the Agreement and Plan of Merger, dated April 1, 2007 by and between the Issuer, GreatBanc Trust Company, the ESOP, Tesop Corporation, and EGI-TRB (the “Merger Agreement”).
If more than 126,000,000 shares are tendered, the Issuer will purchase shares in the following order: 1) from holders of all “odd lots” of fewer than 100 shares who properly tendered; 2) from all other stockholders who properly tendered on a pro rata basis; and 3) from holders who have tendered shares conditional by random lot, to the extent feasible, only if necessary to permit the Issuer to purchase 126,000,000 shares. Upon expiration of the Tender Offer, the Issuer shall calculate the shares that shall be purchased by the Issuer as part of the Tender Offer. The tendering parties have full right to terminate their tender until the expiration of the Tender Offer on May 24, 2007 or the date of the expiration of the Tender Offer if amended by the Issuer.
The Foundation anticipates that the shares of Issuer Common Stock tendered by it will be prorated by the Issuer pursuant to the terms of the Tender Offer as described above, and the Foundation will amend its Schedule 13D to reflect the actual number of shares purchased by the Issuer.
Assuming the conditions to the Merger are met and the Issuer closes on the Merger, all remaining shares of Issuer Common Stock, other than shares held by the ESOP and dissenting shares will be converted into the right to receive $34.00 per share in cash according to the Merger Agreement. In the event a closing does not occur by December 31, 2007, stockholders will also receive an annualized 8% “ticking” fee from January 1, 2008 until the Merger closes.
At the conclusion of the Tender Offer, the Foundation will continue to evaluate its investment in the Issuer, and the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Issuer Common Stock or disposing of its shares of Issuer Common Stock in the open market, block trades, privately negotiated transactions, grants or otherwise.
Except as set forth herein, the Foundation has no present plans or proposals that would result in or relate to any of the transactions or changes listed in items 4(a) through 4(j).
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Foundation beneficially owns 28,023,788 shares of Issuer Common Stock, which represents approximately 11.6% of the 240,197,343 outstanding shares of Issuer Common Stock according to the Form 10K filed by the Issuer on February 26, 2007. The total outstanding shares of Issuer Common Stock does not include 60,683,388 shares of Issuer Common Stock held by subsidiaries of the Issuer as of that date.
To the best knowledge of the Foundation, Schedule A attached hereto, and incorporated herein, sets forth the number and percentage of shares of Issuer Common Stock beneficially owned by each executive officer or director of the Foundation as of this date except for Messrs. FitzSimons, Hiller and Smith, for which the information is provided as of May 1, 2007.
(b) The Foundation has the sole voting and dispositive power over the 28,023,788 shares of Issuer Common Stock the Foundation beneficially owns.
(c) The Foundation has tendered all of its shares in the Tender Offer as described above. Following the expiration of the Tender Offer, the Issuer shall calculate the number of shares to be purchased by the Issuer from the Foundation based on the mechanics described above. To the best knowledge of the Foundation, Schedule B attached hereto, and incorporated herein, sets forth the transactions in shares of Issuer Common Stock by each executive officer or director of the Foundation.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As described under Item 4, the Foundation has tendered all of its shares of Issuer Common Stock to the Issuer in the Tender Offer.

Signature
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 24th day of May, 2007

ROBERT R. McCORMICK TRIBUNE FOUNDATION
By:	/s/ David L. Grange
David L. Grange
President

SCHEDULE A
BENEFICIAL OWNERSHIP OF SHARES
OF ISSUER COMMON STOCK BY EXECUTIVE OFFICERS
AND DIRECTORS OF THE FOUNDATION

	Aggregate Number of			Shared		Shared
	Shares of Common Stock	Percent	Sole Power	Power to	Sole Power	Power
Name	Beneficially Owned(1)(2)	of Class	to Vote	Vote	to Dispose	to Dispose

Donald Cooke	0	*	0	0	0	0

Victoria Shire Dinges	0	*	0	0	0	0

James C. Dowdle	2,271 shares(3)	*	2,271	0	2,271	0

Dennis J. FitzSimons	490,993 shares(4)(5)	*	490,993	0	490,993	0
	1,561,556 options(6)		0		0

David L. Grange	0	*	0	0	0	0

David D. Hiller	225,806 shares(4)	*	225,806	0	225,806	0
	623,135 options(7)		0		0

John W. Madigan	163,305 shares	*	163,305	0	163,305	0
	977,212 options(8)		0		0

Louis J. Marsico, Jr.	635 (9)	*	635	0	635	0

Scott C. Smith	224,469 shares(4)(10)	*	224,469	0	224,469	0
	577,394 options(11)		0		0

* Less than 1%
(1) Any fractional shares have been rounded.
(2) The number of shares shown in these columns consist of separately stated shares beneficially owned and rights to acquire shares pursuant to outstanding stock options.
(3) Includes shares of Issuer Common Stock held in a revocable trust.
(4) Includes shares of Issuer Common Stock beneficially owned by this individual under the Tribune Company 401(k) Savings Plan. These individuals have the right to direct the voting of shares allocated to their accounts.
(5) Excludes 7,299 shares owned by family members of Mr. FitzSimons.
(6) Options to acquire 1,561,556 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 300,000 options which have an exercise price of $31.16 per share.
(7) Options to acquire 623,135 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 34,000 options which have an exercise price of $31.16.
(8) Options to acquire 977,212 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share.
(9) Voting power is shared with Louis J. Marsico, III, pursuant to the Illinois Transfer to Minors Act.
(10) Excludes shares owned by family members of Mr. Smith.
(11) Options to acquire 577,394 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 90,000 options which have an exercise price of $31.16 per share.

To the best knowledge of the Foundation, each of the persons listed above who beneficially own Issuer Common Stock intend to tender all of their shares (and not options) in the Tender Offer.

SCHEDULE B
TRANSACTIONS IN SHARES OF ISSUER COMMON STOCK
EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
OFFICERS AND DIRECTORS OF THE FOUNDATION
1. On May 18, 2007, David D. Hiller made a charitable contribution of 12,100 shares of Issuer Common Stock.
2. On May 21, 2007, Dennis J. FitzSimons made a charitable contribution of 17,000 shares of Issuer Common Stock.
3. On May 22, 2007, John W. Madigan sold 12,963 shares of Issuer Common Stock.